Exhibit 4.21
Execution Version
BLUESTEM BRANDS, INC.
AMENDMENT NO. 1
TO
SERIES A PREFERRED STOCK PURCHASE WARRANT
     This Amendment No. 1 to Series A Preferred Stock Purchase Warrant, dated as of June 28, 2011 (this “Amendment”), will amend that certain warrant, originally issued on March 24, 2006 (the “Warrant”), by Bluestem Brands, Inc., a Delaware corporation (the “Company”), to Prudential Capital Partners II, L.P. (the “Holder”), to purchase 35,773,013 shares of the Company’s Series A Convertible Preferred Stock, par value $0.00001 per share, at the per share exercise price of $0.01.
     WHEREAS, the Company and the Holder desire to amend the Warrant to clarify the effect that the Company’s initial public offering will have on the Holder’s rights under the Warrant.
     NOW, THEREFORE, the parties hereby agree as follows:
     1. Defined Terms. Capitalized terms used but not defined herein will have the meanings given to them in the Warrant.
     2. Redemption or Conversion of Series A Preferred Stock.
     a) If the Company’s Registration Statement on Form S-1, No. 333-173668, filed with the Securities and Exchange Commission, shall become effective and the Company shall consummate the initial public offering of its Common Stock thereunder, (such event, an “Event”), then from and after such Event, the Holder shall have the right to purchase and receive, in lieu of the shares of Series A Preferred Stock immediately theretofore purchasable and receivable pursuant to the Warrant, shares of common stock of the Company (“Common Stock”) in an aggregate amount (as the same may be adjusted as hereinafter provided, the “Shares”) equal to the number of shares of Common Stock that such Holder would have received if the Holder had exercised the Warrant immediately prior to the Event and the Series A Preferred Stock that such Holder would have received upon such exercise had been simultaneously converted into shares of Common Stock. The Exercise Price shall be adjusted simultaneously with the Event to equal the quotient obtained by dividing (x) the aggregate Exercise Price of the maximum number of shares of Series A Preferred Stock for which the Warrant was exercisable immediately prior to such Event, by (y) the number of shares of Common Stock for which the Warrant is exercisable immediately after such Event.
     b) From and after such Event, references in the Warrant to Series A Preferred Stock shall be deemed amended to be references to Common Stock, and any other appropriate provision shall be made, to the extent necessary or appropriate, to accord the Holder the same rights and privileges relative to the purchase of Common Stock as the Warrant accorded the Holder relative to the purchase of Series A Preferred Stock prior to the Event; provided, however, that from and after such Event, the term “Shares” shall have the meaning given to it in Section 2(a) of this Amendment.

     c) From and after such Event, the last sentence of Section 4(d)(i) shall be amended and restated to read as follows:
“If the Company shall, at any time or from time to time prior to the Expiration Date, issue any shares of Common Stock as a stock dividend or upon any stock split or other subdivision or combination of shares of Common Stock, the number of Shares issuable pursuant to this Warrant shall be increased or decreased (as applicable) by such amount required so that the total number of Shares issuable under this Warrant, as a percentage of the aggregate number of Fully Diluted Shares of the Company as of the date of (and after giving effect to) such dividend, shall equal the same percentage of Fully Diluted Shares of the Company as of immediately prior to such dividend; provided that, for the avoidance of doubt, there shall be no such adjustment as a result of the issuance by the Company of shares of Common Stock in accordance with Article FOURTH, Section 1.6 of the Company’s Fourth Amended and Restated Certificate of Incorporation in satisfaction of dividends that have accrued on the Company’s Series B Preferred Stock or Series A Preferred Stock pursuant to Article FOURTH, Section 1.2 or 1.3, respectively, of the Company’s Fourth Amended and Restated Certificate of Incorporation (the “Preferred Dividend Conversion Shares”).”
     d) From and after such Event, the meaning given to the term “Excluded Shares” in Section 4(d)(iii) of the Warrant shall no longer apply, and for purposes of Section 4(d) of the Warrant the term “Excluded Shares” shall mean all shares of Common Stock issued (or pursuant to Section 4(d)(ii) of the Warrant deemed to have been issued) by the Company at any time (A) upon conversion of any shares of preferred stock of the Company (including the Preferred Dividend Conversion Shares), (B) to officers, directors, employees or consultants of the Company pursuant to any compensatory equity award (including, without limitation, restricted stock or stock options), (C) upon exercise or conversion of any Convertible Securities outstanding as of the date of such Event, or (D) in events described in Section 4(b) or 4(c) of the Warrant.
     3. All Other Terms Unchanged. Except as expressly provided in this Amendment, all of the provisions, terms and conditions of the Warrant remain in full force and effect.
     4. Conflicting Provisions. Should any of the provisions of this Amendment conflict with any of the provisions of the Warrant, then the provisions of this Amendment shall apply.
     5. Counterparts. This Amendment may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.
[Signature page follows.]

     IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to Series A Preferred Stock Purchase Warrant to be signed by its duly authorized officer, effective as of the date first written above.

BLUESTEM BRANDS, INC.

By: Name:	/s/ Mark P. Wagener Mark P. Wagener
Title:	Executive Vice President

PRUDENTIAL CAPITAL PARTNERS II, L.P.

By: Name:	/s/ Julia Buthman Julia Buthman
Title:	Vice President

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